April 4, 2018

VIA EDGAR

Dorrie Yale and Mary Beth Breslin
Office of Healthcare & Insurance

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northwest Biotherapeutics, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed March 26, 2018 File No. 001-35737

Dear Ms. Yale and Ms. Breslin:

On behalf of our client, Northwest Biotherapeutics, Inc. (the “Company”), this letter responds to your letter, dated April 2, 2018 (the “Comment Letter”), regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by its corresponding response. The Company has today filed Amendment No. 1 to its Preliminary Proxy Statement (the “Revised Proxy Statement”), containing changes and revisions in response to the Staff’s comments. For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in the Comment Letter. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Proposal No. 1, page 5 and Proposal No. 2, page 7

1.	Please expand your disclosure here and in the section describing Proposal No. 2 to specifically state whether you have any plans, proposals or arrangements, written or oral, to issue any of the newly authorized shares of common stock or preferred stock for general corporate or any other purposes. If there are any such plans, please describe them in the appropriate section.

Response: The Company acknowledges the Staff’s comment and understands it should be applied to Proposal No. 1 and Proposal No. 2. Consequently, the Company has revised accordingly the sections “Effects and Purpose of the Increase in Authorized Common Stock” on page 5 and “Effects and Purpose of the Increase in Authorized Preferred Stock” on page 7 of the Revised Proxy Statement.

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We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389 or Brian Lane at (202) 887-3646, or Leslie J. Goldman, Senior Vice President, at (240) 234-0059.

Very truly yours,

/s/ Eric M. Scarazzo